UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: September 19, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Moscow Arbitration Court Sides with VimpelCom

Moscow and New York (September 19, 2006) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that the Moscow Arbitration Court recognized as invalid the failure by the State Commission for Radio Frequencies (SCRF) to consider VimpelCom’s September 13, 2005 application for use of GSM-1800 radio frequency bands in the entire territory of the Far East Region. The Moscow Arbitration Court ordered the SCRF to issue a decision granting VimpelCom the right to use the relevant radio frequency bands within 15 days from the date when today’s ruling comes into legal force.

Commenting on the ruling, VimpelCom’s CEO, Alexander Izosimov, stated: “In our efforts to resolve our Far East issue we have long attempted to act without resorting to litigation, by appealing to the principles of fair competition, reason and Russian law. Unfortunately, these efforts proved to be unsuccessful. Thus, it is especially important to us that the courts have for the second time confirmed the legality of our claims to receive licenses and frequencies necessary to operate in the Far East. I think that we have taken yet another big step towards our future subscribers in the Far East.”

Today’s Moscow Arbitration Court ruling is subject to appeal.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with recently acquired operators in Ukraine, Uzbekistan, Tajikistan and Georgia. The VimpelCom Group’s license portfolio covers approximately 237 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

The foregoing contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the court’s ruling described above. There can be no assurance that the SCRF will not appeal this ruling and, if it does, that the ruling will not be overturned on appeal. There also can be no assurance that the SCRF will make a decision on VimpelCom’s application on a timely basis or at all. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com